Exhibit 99.31

[Sandstorm Gold Ltd. Logo]	NEWS RELEASE

Sandstorm Gold Announces Commercial Permit At
Bachelor Lake And Provides Santa Elena Update

Vancouver, British Columbia | July 6, 2012

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) is pleased to announce that Metanor Resources Inc. (“Metanor”) (TSX-V: MTO) has obtained the environment certificate of approval for commercial production at the Bachelor Lake Mine (“Bachelor Lake”). The certificate allows Metanor to process an initial 900,000 tonnes of gold ore from the Bachelor Lake underground mine site. The Government authorization is accompanied by certain conditions, particularly with respect to the management of water as well as the creation of an Advisory Committee involving the Cree community of Waswanipi and Jamesian municipalities.

In accordance with Sandstorm’s gold purchase agreement with Metanor, Sandstorm is entitled to purchase 20% of the life of mine gold produced from Bachelor Lake, at a per ounce price of US$500.

Sandstorm is also pleased to provide an update on the expansion at the Santa Elena Mine (“Santa Elena”), operated by SilverCrest Mines Inc. (“SilverCrest”) (TSX-V:SVL). The Santa Elena expansion is on schedule, targeting a 100% increase in metal production commencing in 2014. The construction of a 3,000 tonne per day CCD processing plant is expected to begin in Q4, 2012 and long lead time equipment for the processing plant is currently being sourced. SilverCrest has driven a decline 470 metres underground with its main ramp and has budgeted for underground development to reach 1,500 metres by the end of 2012. On the exploration front, a shallow 13 hole in pit drill program was completed in June which confirmed the high grade nature of mineralization at Santa Elena. Results show up to 6.2 grams per tonne (“gpt”) gold and 102.7 gpt Silver over 16 metres. A new Gemcom block model is being constructed to augment the Santa Elena Life-of-Mine-Plan. Surface drilling of the Santa Elena Mine Zone is also underway to further delineate underground Resources for conversion to Reserves, based on the Expansion Plans Pre-Feasibility Study which is anticipated by year end. Eighteen proposed holes are currently being drilled.

In accordance with Sandstorm’s gold purchase agreement with SilverCrest, Sandstorm is entitled to purchase 20% of the life of mine gold produced from the open-pit at Santa Elena, at a per ounce price of US$350. Sandstorm has the right, but not the obligation, to purchase 20% of the gold produced from underground at Santa Elena, for an upfront payment that is equal to 20% of the upfront capital expenditures made by SilverCrest, plus ongoing per ounce payments equal to US$450.

Sandstorm President & CEO commented, “With Metanor continuing towards production and SilverCrest well on their way to a significant expansion, Sandstorm shareholders can look forward to increases in gold production in the coming years. I want to congratulate both teams on their excellent progress to date.”

Pascal Hamelin, P. Eng, Vice-President of Operations, is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release in regards to Metanor and Bachelor Lake.

N. Eric Fier, CPG, P. Eng, and Chief Operating Officer for SilverCrest Mines Inc., is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release with regards to SilverCrest and Santa Elena.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc., Donner Metals Ltd., Magellan Minerals Ltd., Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.